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                               July 12, 2022

       Mark FitzPatrick
       Group Chief Financial Officer
       Prudential plc
       1 Angel Court
       London EC2R 7AG, England

                                                        Re: Prudential plc
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed March 17,
2022
                                                            Response Dated May
19, 2022
                                                            File No. 001-15040

       Dear Mr. FitzPatrick:

              We have reviewed your May 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 5, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Determining Adjusted Operating Profit of Operating Segments, page 33

   1. Please revise future filings to identify adjusted operating profit for the overall group as a non-GAAP financial
measure or tell us in detail why do not believe it meets the definition of one. Refer to
Question 104.04 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations for guidance.
   2.                                                   Please refer to comment
1. For each significant group (equity, debt, etc.) in the assets component, please
identify the IFRS measurement policy, quantify the IFRS amount backed out for each
period presented and briefly discuss how this amount was measured, and quantify the amount
added back and explain in detail how this amount was measured.
 Mark FitzPatrick
Prudential plc
July 12, 2022
Page 2
3. Please refer to comment 1. For each significant group in the policyholder liabilities component, please clearly identify the accounting basis for measurement (ABI SORP, other local GAAP, etc.), and explain the key concepts behind the measurement basis that result in variability based on current market movements. Please also quantify the amount backed out for each group for each period presented and briefly discuss how this amount was measured, and quantify the amount added back and explain in detail how this amount was measured.
4. Please refer to comment 1. We note your statement that the concept for the adjusted operating profit was permitted by the legacy UK GAAP accounting for insurers. Please tell us more clearly the concepts behind the legacy UK GAAP accounting for insurers and how they are similar to and different from adjusted operating profit. Additionally, noting your reference to US GAAP, please explain to us in detail how adjusted operating profit is similar to and different from any relevant US GAAP measurements.
5. Please refer to comment 1. We note your statement that the use of the performance measure of adjusted operating profit was permitted under the
grandfathered    ABI SORP.
         Please tell us specifically how adjusted operating profit was permitted under the ABI
         SORP. Additionally, please clarify the specific measurement basis provided in the ABI
         SORP and how this measurement is similar to and different from adjusted operating profit.
6. Please refer to comment 1. We note your statement that adjusted operating profit based
         on longer-term investment returns is often used by the Group   s Asia
and UK peers.
         Please identify some of these peers and tell us if any of them are also SEC registrants.
7. Please tell us how you expect your adoption of IFRS 17 to impact your use of performance measures based on longer-term investment returns for segments and for the overall Group.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



FirstName LastNameMark FitzPatrick                            Sincerely,
Comapany NamePrudential plc
                                                              Division of
Corporation Finance
July 12, 2022 Page 2                                          Office of Finance
FirstName LastName